UNITED STATES
         		SECURITIES AND EXCHANGE COMMISSION
               			Washington, D.C.  20549


                 		SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                     	World Wrestling Entertainment, Inc.
                  ---------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                             	   98156Q108
                ----------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2017
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------------------------------------------------
CUSIP No.  98156Q108			SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Lindsell Train Limited

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                7,132,868 shares*
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        7,132,868 shares*
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,132,868 shares*

------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           18.215%*
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
           IA
------------------------------------------------------------------------------
 *See Attachment A

------------------------------------------------------------------------------
CUSIP No.  98156Q108		SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Mr. Michael James Lindsell

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                7,132,868 shares*
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        7,132,868 shares*
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,132,868 shares*
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           18.215%*
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
           IN,HC
------------------------------------------------------------------------------

*See Attachment A
------------------------------------------------------------------------------
CUSIP No.  98156Q108				SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Mr. Nicholas John Train

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                              	7,132,868 shares*
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        7,132,868 shares*
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,132,868 shares*
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           18.215%*
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
           IA
------------------------------------------------------------------------------
 *See Attachment A

------------------------------------------------------------------------------




CUSIP NO.  98156Q108            SCHEDULE 13G


Item 1(a).      Name of Issuer:
		World Wrestling Entertainment, Inc.



Item 1(b).      Address of Issuer's Principal Executive Offices:
                1241 East Main Street
		Stamford, CT 06902
		USA



Item 2(a).      Name of Persons Filing:

This Schedule 13G is being jointly filed by Lindsell Train Limited ("the Manager"),a corporation organized under the laws of England and Wales, United Kingdom, Mr. Michael James Lindsell and Mr. Nicholas Train with respect to the ownership of shares of Class A Common Stock, par value $0.01 per share of the Issuer ("Class A Common Stock") by several separately managed accounts over which the Manager has investment discretion and/or voting power ("the Managed Accounts"). The Manager and Messrs. Lindsell and Train are collectively referred to in this Schedule 13G as the "Reporting Persons."






Item 2(b).      Address of Principal Business Office or, if None, Residence:


The address of the principal business office of the Manager and Messrs. Lindsell and Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.


Item 2(c).      Citizenship:

The Manager is a corporation organized under the laws of England and Wales, the United Kingdom. Messrs. Lindsell and Train are citizens of the United Kingdom.





Item 2(d).       Title of Class of Securities:
		 Class A Common Stock


Item 2(e).      CUSIP Number:
		98156Q108



Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [] Insurance Company as defined in Section 3(a)(19) of the Act.

(d) [] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [] A non-U.S. institution in accordance with Section
	240.13d-1(b)(1)(ii)(J);

(k) [] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).


If filing as a non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4.  Ownership*

A.  Lindsell Train Limited

    (a) Amount Beneficially Owned: 7,132,868

    (b) Percent of class: 18.215%

    (c)	Number of shares as to which the person has:

    (i) sole power to vote or direct the vote: 0
   (ii) shared power to vote or direct the vote: 7,132,868
  (iii) sole power to dispose or to direct the disposition of: 0
   (iv) shared power to dispose or to direct the disposition of: 7,132,868


B.  Michael James Lindsell

    (a) Amount Beneficially Owned: 7,132,868

    (b) Percent of class: 18.215%

    (c)	Number of shares as to which the person has:
    (i) sole power to vote or direct the vote: 0
   (ii) shared power to vote or direct the vote: 7,132,868
  (iii) sole power to dispose or to direct the disposition of: 0
   (iv) shared power to dispose or to direct the disposition of: 7,132,868



B.  Nicholas John Train

    (a) Amount Beneficially Owned: 7,132,868

    (b) Percent of class: 18.215%

    (c)	Number of shares as to which the person has:
    (i) sole power to vote or direct the vote: 0
   (ii) shared power to vote or direct the vote: 7,132,868
  (iii) sole power to dispose or to direct the disposition of: 0
   (iv) shared power to dispose or to direct the disposition of: 7,132,868


     *See Attachment A


Item 5.  Ownership of Five Percent or Less of a Class.

	 Not applicable.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

	 Not applicable.



Item 8.  Identification and Classification of Members of the Group.

	 Not applicable



Item 9.  Notice of Dissolution of Group

	 Not applicable



Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the secur-ities and were not acquired and are not held in connection with or as a parti-cipant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

Exhibits Exhibit

99.1	 The Joint Filing Agreement, executed by and among the Reporting Persons,
	 filed as an Exhibit to the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2014 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.





                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2018


Lindsell Train Limited

By: /s/ Michael C.Y. Lim
    -------------------------------
    Name: Michael C.Y. Lim
    Title: Director


By: /s/ Michael James Lindsell
    -------------------------------
    Name:  Michael James Lindsell



By: /s/ Nicholas John Train
    -------------------------------
    Name:  Nicholas John Train





                                ATTACHMENT A



1.  Items 4(a) and (b) of Schedule 13G

As of December 31, 2017, the Managed Accounts were the legal owners of 7,132,868 shares of Class A Common Stock. Based on there being 39,158,450 shares of Class A Common Stock, as reported in the Quarterly Report on Form 10-Q of World Wrest-ling Entertainment, Inc. filed with the Securities and Exchange Commission on October 26, 2017 (the "Form 10-Q"), the Managed Accounts' holding represents approximately 18.215% of the outstanding Class A Common Stock. No individual account holds more than 5% of the outstanding Class A Common Stock.

The Manager serves as investment manager to the Managed Accounts and has voting power and holds investment discretion over 7,132,868 shares of Class A Common Stock representing 18.215% of the outstanding shares of Class A Common Stock. Accordingly, the Manager may be deemed to be the beneficial owner of 18.215% of outstanding shares of the Class A Common Stock.

Michael Lindsell owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Nicholas Train owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock of the Issuer held by the Managed Accounts, except to the extent of any pecunicary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.


2.  Item 4(c) of Schedule 13G

As of December 31, 2017, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and/or to dispose or to direct the disposition of the 7,132,868 shares of Class A Common Stock held by the Managed Accounts.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock of the Issuer held by the Managed Accounts, except to the extent of any pecunicary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.